SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 6 2009
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION

09042103

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Guggenheim Capital Markets, LLC**
DBA: Guggenheim Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Holmén **(212) 651-0860**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KPMG

GUGGENHEIM CAPITAL MARKETS, LLC

(SEC I.D. No. 8-49107)

CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Member of
Guggenheim Capital Markets, LLC:

We have audited the accompanying consolidated statement of financial condition of Guggenheim Capital Markets, LLC and subsidiaries (the Company) as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Guggenheim Capital Markets, LLC and subsidiaries as of December 31, 2008 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 18, 2009

GUGGENHEIM CAPITAL MARKETS, LLC

Consolidated Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 43,777
Receivable from clearing organization	41,842,640
Note receivable	12,600,000
Marketable securities owned - at market value	11,936,695
Due from affiliates	707,909
Receivable from customers	98,321
Furniture, equipment and leasehold improvements - at cost less accumulated depreciation and amortization of $701,923	931,051
Goodwill	21,289,580
Other assets	1,005,008
Total assets	$ 90,454,981
Liabilities and Member's Equity	
Due to affiliates	$ 47,323
Accrued expenses and other liabilities	24,481,309
Total liabilities	24,528,632
Member's equity	65,926,349
Total liabilities and member's equity	$ 90,454,981

The accompanying notes are an integral part of these consolidated financial statements.

GUGGENHEIM CAPITAL MARKETS, LLC

Notes to Consolidated Statement of Financial Condition
December 31, 2008

1. General Information

Guggenheim Capital Markets, LLC ("Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Links Holdings, LLC ("Parent") whose ultimate parent is Guggenheim Capital, LLC ("Guggenheim"). The consolidated financial statement of condition includes the accounts of Guggenheim Trust Assets, LLC and Guggenheim Capital Markets (Hong Kong), Limited, both of which are wholly-owned subsidiaries of the Company.

All material intercompany transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company maintains its accounting records on the accrual basis of accounting. The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash Equivalents
Marketable investments that are highly liquid and have maturities of three months or less at the date of purchase are classified as cash equivalents.

Financial Instruments
Financial instruments owned, purchased, and sold are recorded on a trade-date basis at fair value. Realized and unrealized gains and losses are included in principal transactions revenues. The fair value of trading positions is based on listed market prices. In certain markets where observable market prices are not available for all products, fair value is determined using techniques appropriate for each particular product. The trading positions are held by the clearing broker and may be pledged by the clearing broker in the conduct of its business. Such financial instruments consist of debt and equity securities.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the lease term.

Goodwill
Goodwill, which was recognized as a result of the acquisition of the Parent and its subsidiaries, including the Company, by Guggenheim in 2001, has been recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141(R), Business Combinations. Goodwill is subject to review annually for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. During the year, Guggenheim completed the annual impairment test, which did not indicate any goodwill impairment for the Company and therefore did not have an effect on the Company's financial condition.

Income Taxes
The Company, as a single member Limited Liability Company, is a disregarded entity for tax purposes and does not file its own income tax returns. Any income tax payments on the Company's profits are the responsibility of its Parent.

3. Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157") which provides guidance in using fair value to measure assets and liabilities and enhances disclosures about fair value measurements. The Company adopted FAS 157 as of January 1, 2008. The impact of adopting FAS 157 did not have a material effect on the Company's results of operations or member's equity.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The hierarchy requires the use of observable market data when available. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a summary of the levels within the fair value hierarchy for the Company's assets as of December 31, 2008:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Marketable securities owned	$ —	7,067,948	4,868,747	11,936,695

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category.

	Balance at January 1, 2008	Realized and unrealized gains (losses)	Purchases, sales, and settlements	Balance at December 31, 2008
Marketable securities owned	$ 6,978,179	243,181	(2,352,613)	4,868,747

4. Related Party Transactions

On June 16, 2008, the Company entered into a $7,600,000 Revolving Promissory Note Agreement (the "Agreement") with Guggenheim. The Agreement was amended December 31, 2008 to increase the maximum principal amount of borrowing by Guggenheim to $20,000,000. The note is unsecured and pays interest at 6%. The note matures on June 30, 2011. At December 31, 2008, the note had a principal balance of $12,600,000 and accrued and unpaid interest of $246,262 included in other assets.

The Company has a Service Agreement with the Parent and certain subsidiaries of Guggenheim under which the following services are provided: premises; technology services, including hardware, software and telecommunications; corporate finance, including accounting, tax and planning; human resources and benefits administration; general administration; legal; and marketing.

5. Financial Instruments with Off Balance Sheet Risk

Customer Activities

Customer securities transactions are cleared through Pershing, LLC ("Pershing") on a fully-disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and Pershing provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from Pershing on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

Proprietary Trading Activities

The Company engages in short term proprietary trading activities, including entering into short positions in order to manage exposure to market risk.

6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of the greater of minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, net capital was $23,489,952 an excess of $21,854,710 and the ratio of aggregate indebtedness to net capital was 1.04 to 1.

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 under paragraph k (2)(ii) because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

The Company has a signed proprietary accounts of introducing brokers ("PAIB") agreement with its clearing broker, to enable it to include certain assets as allowable assets in its Net Capital computation.

7. Benefit Plans

All participating employees are covered by the Guggenheim 401(k) plan (the "Plan"). For the year ended December 31, 2008, the Company made contributions of $263,834 for its pro-rata share of the Plan. At December 31, 2008, such contributions are included in accrued expenses and other liabilities.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditor's Supplementary Report on Internal Control Required by SEC Rule 17a-5

The Member of
Guggenheim Capital Markets, LLC:

In planning and performing our audit of the consolidated financial statements of Guggenheim Capital Markets, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

KPMG

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 18, 2009